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FILE NO: 76441.1
November 25, 2009
VIA EDGAR
Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pebblebrook Hotel Trust Pre-Effective Amendment No. 2 to Registration Statement on Form S-11 Filed on November 25, 2009 File No. 333-162412
Dear Ms. Gowetski:
As counsel to Pebblebrook Hotel Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-162412) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 23, 2009.
For convenience of reference, each Staff comment contained in your November 23, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Mark Rakip, Kevin Woody and Erin Martin, a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on November 10, 2009 (the “Blackline”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski
November 25, 2009

General
1.	We note your disclosure on pages 2, 3, 44 and 45 regarding your experienced leadership and strong track record for growth. Please balance this disclosure, as appropriate, with discussion of any major adverse business developments with respect to LaSalle Hotel Properties.
RESPONSE: The Company has added disclosure on pages 3 and 45 in response to the Staff’s comment.
Business Strategy and Investment Criteria, page 4
2.	We note your response to comment 11 in our letter dated November 4, 2009. You have not fully revised your disclosure to clarify how you expect the lodging industry fundamentals to improve. Please revise accordingly.
RESPONSE: The Company has added disclosure on pages 3, 12 and 45 in response to the Staff’s comment.
Our Distribution Policy, page 37
3.	We note your revised disclosure on page 37 that you may fund your quarterly distributions out of your net proceeds prior to the time you have fully invested the net proceeds of this offering. Please revise your disclosure to include applicable risk factor disclosure and discuss how funding such distributions out of net proceeds will reduce your available funds for investment and may reduce investors’ returns.
RESPONSE: The Company has added disclosure on page 14 in response to the Staff’s comment.
Our Business, page 38
4.	We note your response to comment 20 in our letter dated November 4, 2009. Portions of your prospectus continue to reference a “management team lead by Mr. Bortz,” such as in the second paragraph of page 38. This statement implies that you currently have a

Ms. Jennifer Gowetski
November 25, 2009

management team. As disclosed elsewhere, your management team of two additional employees will not be in place until completion of the offering. Therefore, please revise throughout to ensure that in all instances wherein you reference your “management team,” you clarify that you are referencing your future management team.
RESPONSE: The Company has added disclosure throughout the Registration Statement in response to the Staff’s comment.
5.	We note that you intend to enter into management contracts with third-party hotel management companies. Please revise your disclosure to quantify, as applicable, any base management fees and termination fees associated with such contracts and briefly describe any performance based compensation to the management company.
RESPONSE: The Company has added disclosure on pages 3, 4, 45 and 46 in response to the Staff’s comment.
Business Strategy and Investment Criteria, page 46
6.	We note your response to comment 22 in our letter dated November 4, 2009. Please provide examples of some of the major U.S. cities in which you intend to acquire properties.
RESPONSE: The Company has added disclosure on pages 4 and 46 in response to the Staff’s comment.
Our Management, page 53
7.	We note your disclosure on page 58 that your LTIP units will be subject to performance-based acceleration. Please revise your disclosure to more fully describe this performance-based acceleration, including any applicable targets.
RESPONSE: The Company has decided to eliminate performance-based acceleration for the LTIP unit. Accordingly, the disclosure referenced in the Staff’s comment has been deleted.

Ms. Jennifer Gowetski
November 25, 2009

Our Principal Shareholders, page 65
8.	Please confirm that you will include the shares sold to Messrs. Bortz and Martz in the concurrent private placement within the table itself.
RESPONSE: The Company has included the shares in the table on page 68.
Material Federal Income Tax Considerations, page 81
9.	We note your statement on page 82 that counsel is expected to render an opinion. Prior to effectiveness, please revise to state that counsel has rendered an opinion.
RESPONSE: The Company will file the Exhibit 8.1 opinion and has amended the disclosure in the Registration Statement in response to the Staff’s comment.
Part II. Information Not Required In Prospectus, page II-1
Item 36. Financial Statements and Exhibits, page II-2
Exhibit 5.1 — Legality Opinion
10.	We note assumption no. 5 on page 2 that the shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in the Declaration of Trust. Please tell us why such assumption is appropriate in light of your firm commitment offering or revise accordingly.
RESPONSE: The assumption regarding the shares not being issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Declaration of Trust of the Company is important because the Company’s Declaration of Trust, like that of most REITs, contains an ownership limitation and provides that certain transfers of the Company’s shares of beneficial interest are void if they violate the ownership or transfer provisions of the Declaration of Trust. In addition, the ownership and transfer provisions in the Declaration of Trust contain certain “look-through” provisions that can attribute ownership to entities or individuals other than a record shareholder. Neither the Company, the underwriters or counsel can ascertain the underlying ownership of the shares that are purchased in the offering. Thus, in order to opine that shares are properly issued, counsel needs to assume that the ownership and transfer restrictions in the Declaration of Trust have not been violated.

Ms. Jennifer Gowetski
November 25, 2009

Exhibit 8.1 — Tax Opinion
11.	We note assumption no. 1 on page 2 that each of the documents has been duly authorized, executed and delivered. Please tell us why such assumption is appropriate as you are opining that the registrant will be organized in conformity with the requirements for qualification as a REIT or revise accordingly.
RESPONSE: In response to the Staff’s comment, the text in the tax opinion has been revised to indicate that with respect to the Company’s declaration of trust and bylaws and the agreement of limited partnership, counsel has reviewed the forms attached to the Registration Statement and assumes that such documents will be executed in substantially similar form. The Company will provide to the Staff on a supplemental basis the revised form of Exhibit 8.1 opinion reflecting the responses to this comment 11 and comment 12 below.
12.	We note your statement on page 3 that: “This opinion is issued to you and it speaks only as of the date hereof.” Please note that it is inappropriate to imply that investors are not entitled to rely on the opinion expressed. Please revise accordingly.
RESPONSE: The opinion will be revised to eliminate the words “is issued to you and it” in response to the Staff’s comment. The sentence will now read “The opinion speaks only as of the date hereof.”
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Mark Wickersham at (804) 788-7281.
Very truly yours,
David C. Wright

cc:	Mark Rakip Kevin Woody Erin Martin Jon E. Bortz James O’Connor, Esq. Bartholomew A. Sheehan, Esq.